GUIDED THERAPEUTICS, INC.
5835 Peachtree Corners East, Suite D
Norcross, Georgia 30092

July 19, 2016

VIA EDGAR

Russell Mancuso
Branch Chief, Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Guided Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 7, 2016
File No. 000-22179

Dear Mr. Mancuso:

On behalf of Guided Therapeutics, Inc. (the “Company”), we present below our response to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 18, 2016 (the “Comment Letter”) concerning the above-referenced filing (such filing, the “2016 Proxy Statement”). For your convenience, we have set out the text of the comments from the Comment Letter, followed by our responses.

Section 16(a) Beneficial Ownership Reporting Compliance, page 3

1.	Please revise your disclosure in this section given your response to prior comment 3.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure regarding beneficial ownership reporting compliance in the revised proxy statement filed with this letter.

Share Ownership, page 3

2.
We note the classes of securities mentioned in Exhibit A of your letter to us dated July 7, 2016. Please provide the information required by Regulation S-K Item 403 for each class of your voting and equity securities in the tabular form required by that Item.

RESPONSE: In response to the Staff’s comment, we have revised the presentation of the beneficial ownership table in the revised proxy statement filed with this letter. Please note that we have not updated the date of the beneficial ownership table pending resolution of the Staff’s comments. When we file the definitive version of the proxy statement, we will update the beneficial ownership table to the most recent practicable date at the time of filing.

3.
Please provide us your analysis supporting your conclusion that applicable rules permit you to omit the securities underlying the convertible debt mentioned in your July 7, 2016 letter to us from the October 2015 beneficial ownership information in that letter. Also tell us the balance of any convertible debt currently outstanding.

RESPONSE: The convertible debt instruments referred to in the Staff’s comment contain provisions that prevent the holders from converting the debt to the extent such conversion would result in the holder (together with any affiliate) beneficially owning in excess of 4.99% of the then-issued outstanding shares of common stock, and such restriction cannot be waived by the holders upon less than 61 days’ notice. Case law has consistently held that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has been a strong supporter of this position. See Amicus Brf. of Sec. Exch. Comm., in Levy v. Southbrook Int’l., No. 00-7630, arguing that a so long as a 4.9% conversion cap is binding, the holder cannot be the beneficial owner of more than 4.9% of the underlying security. Accordingly, we have omitted the shares of common stock underlying such debt from our Item 403 disclosure in our proxy statements. As our July 7, 2016 response was intended to reconcile our Item 403 disclosure from an October 2015 “snapshot” of our beneficial ownership to that of July 7, 2016, we similarly omitted such shares in our response.

As of the date of this letter, we had $1,525,000 in outstanding principal amount of senior secured notes and $512,549 in outstanding principal amount of secured promissory notes, and we were contractually obligated to issue a convertible note in principal amount of $240,000.

4.
Please tell us how Exhibit A in your letter to us dated July 7, 2016 reflects the automatic downward adjustment to 80% of the then-current market price 15 days after the reverse split as mentioned in your June 30, 2015 Form 8-K. Also tell us whether any of your currently outstanding securities contain provisions triggered by a reverse split that could adjust the security in a manner that is disproportionate to the split ratio.

RESPONSE: There was no downward adjustment to the conversion price of the Series C preferred stock as a result of the February 24, 2016 reverse stock split, because on the date the reset would have occurred pursuant to the terms of the Series C preferred stock, the then-current conversion price was already lower than 80% of the then-current market value of the common stock.

As noted in the Staff’s comment, the conversion price of our Series C preferred stock resets to 80% of the then-current market price 15 days after a reverse stock split, but only if the reset price would be lower than the then-current conversion price. Currently, there are 2,029 shares of Series C preferred stock outstanding, held by three entities, none of whom beneficially own more than 5% of our outstanding common stock. We have no other securities that would be similarly affected by a reverse stock split. We have revised our disclosure in the proxy statement regarding the proposed reverse stock split to mention the potential disproportionate effect of the split on our outstanding Series C preferred stock.

Proposal 2, page 6

5.
Please reconcile Exhibit A in your letter to us dated July 7, 2016 with the disclosure in this proxy required by Regulation S-K Item 404. Ensure that your disclosure clearly describes each transaction required to be disclosed by that Item, including a clear description of any benefit to the related party and the extent of any increase in security ownership resulting from the transaction.

RESPONSE: In response to the Staff’s comment, we have revised the proxy statement to add Item 404 disclosure regarding the relevant information in Exhibit A.

* * * * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Gene S. Cartwright, Ph.D.
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

Cc:           Heith D. Rodman